UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras reports oil discovery in ultra-deep waters of the Potiguar Basin

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Rio de Janeiro, April 9, 2024 – Petróleo Brasileiro S.A. – Petrobras, informs that it has discovered an accumulation of oil in ultra-deep waters of the Potiguar Basin, in the Anhangá exploratory well, of Concession POT-M-762_R15. The 1-BRSA-1390-RNS (Anhangá) well is located on the coast between Ceará and Rio Grande do Norte, about 190 km from Fortaleza and 250 km from Natal, at a water depth of 2,196 meters in the brazilian Equatorial Margin.

This is the second discovery in the Potiguar Basin in 2024 and was preceded by proof of the presence of hydrocarbons in the Pitu Oeste Well, located in the BM-POT-17 Concession, 24 km from Anhangá. These discoveries still require further assessment. Petrobras is the operator of both concessions and holds a 100% stake.

The exploratory activities on the Equatorial Margin represent another step in Petrobras' commitment to replenishing reserves and developing new exploratory frontiers that will ensure that global energy demand is met during the energy transition.

The new campaign was executed in line with Petrobras' history of excellence and absolute safety, without any incidents, reinforcing the company's commitment to respecting people and the environment.

In addition to its activities in the brazilian Equatorial Margin, in 2023 the company acquired new blocks in the Pelotas Basin, in southern Brazil, and stakes in three exploration blocks in São Tomé and Príncipe, a country on the west coast of Africa.

About the discovery in Anhangá

The confirmation of oil-bearing Albian-age turbidite reservoirs is unprecedented in the Potiguar Basin and was carried out through electrical profiles and oil samples, which will later be characterized through laboratory analysis. Petrobras will continue exploratory activities in the POT-M-762_R15 Concession, with the aim of assessing the quality of the reservoirs, the characteristics of the oil and the technical-commercial viability of the accumulation.

To evaluate the discoveries, Petrobras applies geological and geophysical technological solutions, in addition to the expertise and excellence of the company's technical staff, as well as its world leadership in deep and ultra-deep waters operations.

The drilling of this second exploratory well was also finished in complete safety, within the strictest deep-water operating protocols, which reaffirms that Petrobras is prepared to carry out activities in the Equatorial Margin with utmost responsibility.

The exploration success in Guyana and Suriname corroborates the importance of Petrobras continuing its campaign in the Brazilian Equatorial Margin Basins, as set out in its Strategic Plan 2024-2028.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

The company intends to invest US$ 7.5 billion in exploration by 2028, of which US$ 3.1 billion in the Equatorial Margin, which stretches from Amapá to Rio Grande do Norte. It plans to drill 50 new exploratory wells in the period, 16 of them in the Equatorial Margin region.

Just Energy Transition

New oil and gas reserves are strategic for the country and essential for guaranteeing national energy security and sovereignty in the context of the just energy transition. The opening of this new frontier is also in line with the company's strategic pillar of maximizing the value of the portfolio by focusing on profitable assets, replenishing oil and gas reserves, increasing the supply of natural gas and promoting the decarbonization of operations.

If Brazil maintains its demand for oil at current levels and no new reserves are added, the country could become an oil importer, hence the importance of energy diversification, guaranteeing both the supply of oil and investments in new low-carbon energies.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer